Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports Record
Quarterly Earnings

Record net income of $3.59 million for second quarter 2005, representing 73.4 percent growth year-over-year

Revenues of $20.06 million, representing 21.4 percent growth year-over-year

NEW YORK and TEL AVIV, ISRAEL, July 20, 2005 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), the worldwide leader in Software Digital Rights Management (DRM) and USB-based authentication solutions, and a leading innovator in enterprise secure content management (Enterprise Security), today announced financial results for the second quarter of fiscal year 2005 ended June 30, 2005.

Revenues for the second quarter of 2005 increased 21.4 percent to $20.06 million from $16.52 million for the same period in 2004. Aladdin continued to experience double digit year-over-year growth rates in both of the Company’s operating segments, Software DRM and Enterprise Security. Software DRM revenues for the second quarter increased 14.1 percent to $14.07 million from $12.34 million in the same period in 2004. Enterprise Security revenues for the second quarter of 2005 increased 43.0 percent to $5.99 million from $4.18 million in the same period in 2004. Revenues for the first six months of 2005 were $40.39 million, an increase of 21.0 percent from the $33.40 million recorded over the same period in 2004.

Net income for the second quarter of 2005 was $3.59 million, or $0.25 per basic share and $0.24 per diluted share. Net income for the second quarter of 2004 was $2.07 million or $0.17 per basic and $0.16 per diluted share. For the first six months of 2005, net income was $4.82 million or $0.36 per basic share and $0.34 per diluted share, as compared with net income of $3.82 million or $0.32 per basic and $0.30 per diluted share for the first six months of 2004.

Cash, cash equivalents and marketable securities totaled $70.15 million at June 30, 2005, up $44.24 million from $25.91 million reported at December 31, 2004, with no outstanding debt. The increase includes the receipt of $38.78 million in net proceeds, following the successful completion of the Company’s offering of ordinary shares which closed on March 30, 2005.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems said, “I am delighted to report Aladdin achieved another strong quarterly performance. The ongoing global challenge of preventing software piracy continued to drive double digit growth in our core Software Digital Rights Management segment. At the same time, an expanding number and type of content security issues and malicious code threats faced by enterprises continues to lead to increased demand for our strong, multilayered protection. The strength of these fundamental business drivers and an ongoing focus on operating efficiency allowed us to translate our solid top line growth into record quarterly net income this quarter.”

Financial and Operating Highlights

—	Revenues increase 21.4 percent year-over-year to $20.06 million.

—	Net income increases 73.4 percent year-over-year to a record $3.59 million.

Product Highlights

—	Software Security (DRM)

š	Launched HASP HL V1.20, the latest version of Aladdin’s HASP HL Software Digital Rights Management solution. The new version offers enhanced protection for Microsoft’s .NET application framework and is the first to offer class-level security features. HASP HL V1.20 also offers full support for protecting 64-bit Linux applications and includes a Linux based license manager for multi-user enterprise licensing.

š	Announced that HASP HL offers full support for Microsoft’s Windows XP Professional x64 edition and Windows Server 2003 x64 edition, both leading platforms for next generation applications.

š	Aladdin announced that HASP is providing software anti-piracy protection for applications running under Apple’s new operating system OS X 10.4, known as “Tiger.”

—	eSafe® Integrated Proactive Content Security Solution

š	Launched Aladdin eSafe 5, a unique multi-layered, gateway based enterprise content security solution that combines innovative spyware protection and web security, advanced spam management and email security.

š	Aladdin conducted an analysis of viruses that found over 70 percent of virus writers are now creating targeted spyware. Instead of seeking to inflict damage, virus writers are now often linked to organized crime and illegal money making opportunities.

—	eToken™ User Authentication Solution

š	Aladdin’s eToken NG-OTP, a hybrid universal serial bus (USB) token that integrates a smart card with a one-time password generating feature, was chosen by Frost & Sullivan (a global growth consultancy) as the winner of its 2005 product innovation award in the hardware authentication devices market. USB authentication tokens are gaining an increasing share of the authentication device market and Aladdin, as the U.S. patent holder for USB based tokens with embedded smart cards, is well positioned to benefit from this growth.

š	Aladdin reached a favorable settlement with a distributor of USB tokens that store personal identification credentials produced by a China-based company against whom Aladdin has commenced litigation for patent infringement. The distributor agreed to pay royalties to Aladdin and to destroy all remaining inventory of the offending product.

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.Aladdin.com/about/pressroom.asp.

Future Business Outlook

Aladdin continues to provide a business outlook on a quarterly basis. The Company undertakes no obligation to update its estimates. Based on current business activities and general economic conditions, Aladdin’s management believes revenues for the third quarter of fiscal 2005 will be in the range of $19.80 million to $20.50 million and diluted earnings per share are expected to be in the range of $0.22 to $0.25. By comparison, the Company reported $16.90 million in revenue and basic and diluted earnings per share of $0.20 and $0.18, respectively, in the third quarter of 2004.

Earnings Teleconference

The Company will hold a teleconference today, July 20, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 11:00 a.m. EDT on July 20 through 11:59 p.m. on July 27 by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 7574848. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems

Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam, viruses and spyware. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to protect their intellectual property and increase revenues by reducing losses from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Consolidated Statement of Income
(U.S. dollars, in thousands – except for per-share amount)

	Three months period ended June 30		Six months period ended June 30
	2005	2004	2005	2004

Revenues:
Software Security (DRM)	14,073	12,335	28,466	25,123
Enterprise Security	5,985	4,184	11,928	8,273
Total Revenues	20,058	16,519	40,394	33,396

Cost of revenues	3,704	3,056	8,069	6,644
Gross profit	16,354	13,463	32,325	26,752

Research & development	2,877	3,158	5,780	6,236
Selling & marketing	7,263	5,737	13,728	11,551
General & administrative	2,639	2,024	5,677	4,581
One time lawsuit charge	-	-	2,000	-

Total operating expenses	12,779	10,919	27,185	22,368

Operating income	3,575	2,544	5,140	4,384
Financial income (expenses), net	367	(258)	83	(169)
Other income (expenses), net	(10)	(10)	8	(40)

Income before taxes	3,932	2,276	5,231	4,175

Taxes on income	338	203	407	354

Net Income	3,594	2,073	4,824	3,821

Basic earnings per share	0.25	0.17	0.36	0.32
Diluted earnings per share	0.24	0.16	0.34	0.30

Weighted average number of shares
outstanding for Basic EPS	14,368	11,902	13,380	11,767
Weighted average number of shares
outstanding for Diluted EPS	15,095	13,013	14,126	12,941

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)

	June 30,	December 31,
	2005	2004

Assets

Current assets:
Cash & cash equivalents	36,150	17,313
Marketable securities	34,004	8,598
Trade receivable, net of allowance for doubtful accounts	12,487	12,637
Other accounts receivable	3,574	4,319
Inventories	6,720	5,788

Total current assets	92,935	48,655

Severance pay fund	2,526	2,357

Fixed assets, net	2,862	2,234

Other long-term assets, net	17,237	17,648

Total Assets	115,560	70,894

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	3,222	3,546
Deferred revenues	5,323	4,793
Other current liabilities	6,763	5,989

Total current liabilities	15,308	14,328

Accrued severance pay	3,333	3,129

Shareholders' Equity	96,919	53,437

Total Liabilities and Shareholders' Equity	115,560	70,894